UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

iROBOT CORPORATION

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

462726100

(CUSIP Number of Class of Securities)

Alec N. Litowitz

Magnetar Capital LLC

1603 Orrington Ave.

Evanston, Illinois 60201

(847) 905-4400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91734M103	SCHEDULE 13D	Page 2 of 10

1. NAME OF REPORTING PERSON: Magnetar Financial LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 1,437,043
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 1,437,043
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,043
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14. TYPE OF REPORTING PERSON IA; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 3 of 10

1. NAME OF REPORTING PERSON: Magnetar Capital Partners LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 1,437,043
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 1,437,043
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,043
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 4 of 10

1. NAME OF REPORTING PERSON: Supernova Management LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 1,437,043
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 1,437,043
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,043
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14. TYPE OF REPORTING PERSON HC; OO

CUSIP No. 91734M103	SCHEDULE 13D	Page 5 of 10

1. NAME OF REPORTING PERSON: Alec N. Litowitz

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3. SEC USE ONLY
4. SOURCE OF FUNDS OO
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6. CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7. SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8. SHARED VOTING POWER 1,437,043
EACH REPORTING PERSON	9. SOLE DISPOSITIVE POWER 0
WITH	10. SHARED DISPOSITIVE POWER 1,437,043
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,437,043
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.28%
14. TYPE OF REPORTING PERSON HC; IN

SCHEDULE 13D

item 1.	security and issuer

This Schedule 13D (this “Statement”) relates to the common stock, $0.01 par value (the “Shares”), of iRobot Corporation, a company incorporated in Delaware (the “Company”). The principal executive office of the Company is 8 Crosby Drive, Bedford, Massachusetts 01730.

Item 2.	identity and background

(a)        The persons filing this Statement are Magnetar Financial LLC, a Delaware limited liability company (“Magnetar Financial”), Magnetar Capital Partners LP, a Delaware limited partnership (“Magnetar Capital Partners”), Supernova Management LLC, a Delaware limited liability company (“Supernova Management”), and Alec N. Litowitz (“Mr. Litowitz”) (collectively, the “Reporting Persons”).

This Statement relates to Shares held for the accounts of each of (i) Magnetar PRA Master Fund Ltd, a Cayman Islands exempted company (“PRA Master Fund”), (ii), Magnetar Systematic Multi-Strategy Master Fund Ltd, a Cayman Islands exempted company, (“Systematic Master Fund”), and one Managed Account for the clients of Magnetar Financial (the “Managed Account”), collectively (the “Funds”).

Magnetar Financial is a Securities and Exchange Commission (“SEC”) registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and manager of investment funds and managed accounts. Magnetar Financial serves as investment adviser to each of the Funds. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the accounts of each of the Funds. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

(b)         The business address of each of the Reporting Persons is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

(c)          Each of the Funds is a private investment fund; Magnetar Financial is a privately-held SEC registered investment adviser and manager of investment funds and managed accounts; Magnetar Capital Partners is a privately-held limited partnership and serves as the sole member and parent holding company of Magnetar Financial; Supernova Management is a privately-held limited liability company and is the general partner of Magnetar Capital Partners; and Mr. Litowitz is a citizen of the United States of America, manager of Supernova Management and Chief Executive Officer of Magnetar Financial.

(d)         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Magnetar Financial is a Delaware limited liability company. Magnetar Capital Partners is a Delaware limited partnership. Supernova Management is a Delaware limited liability company. Mr. Litowitz is a citizen of the United States of America.

Item 3.	source and amount of funds or other consideration

The aggregate amount of funds used by the Reporting Persons in purchasing the 1,437,043 Shares reported herein on behalf of the Funds have come directly from the assets of the Funds, which may at any given time, have included margin loans made by brokerage firms in the ordinary course of business. The aggregate amount of funds used by the Reporting Persons in purchasing the Shares on behalf of the Funds was $85,102,443.09 (excluding commissions and other execution-related costs).

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired the 1,437,043 Shares reported herein on behalf of the Funds after the public announcement of the Merger Agreement (as defined below) for purposes of receiving the merger consideration described below upon consummation of the Merger (as described below).

Each of the Reporting Persons reserves the right to acquire additional securities of the Company in the open market, in privately negotiated transactions, or otherwise, to dispose of all or a portion of the Shares and/or other securities reported in this Statement, or to change their intention with respect to any or all of the matters referred to in this Item 4.

Other than as described above in this Item 4, the Reporting Persons do not have any plans or proposals that relate to, or would result in, any actions or events specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The Company reported in their Form 8-K filed on August 5, 2022 that 27,229,622 Shares were issued and outstanding as of August 3, 2022.

(a)       As of the close of business September 8, 2022, each of the Reporting Persons may have been deemed to have beneficial ownership of 1,437,043 Shares, which consisted of (i) 1,216,155 Shares held for the benefit of PRA Master Fund, (ii) 214,383 Shares held for the benefit of Systematic Master Fund, and (iii) 6,505 Shares held for the benefit of the Managed Account and all such Shares represented beneficial ownership of approximately 5.28% of the Shares.

(b)          As of the close of business September 8, 2022, each of the Reporting Persons may have been deemed to share the power to vote and direct the disposition of 1,437,043 Shares, which consisted of (i) 1,216,155 Shares held for the benefit of PRA Master Fund, (ii) 214,383 Shares held for the benefit of Systematic Master Fund, and (iii) 6,505 Shares held for the benefit of the Managed Account and all such and all such Shares represented beneficial ownership of approximately 5.28% of the Shares.

(c)          Except as set forth on Schedule A attached hereto and Item 6, the Funds had no transactions in the Shares during the 60 days preceding the date of filing of this Statement. All of the transactions set forth on Schedule A attached hereto were effected in the ordinary course of business of Magnetar Financial for the accounts of each of the Funds. The transactions in the Shares set forth on Schedule A were effected in open market transactions on the NASDAQ and various other trading markets.

As disclosed by the Company in the 8-K filed with the SEC on August 5, 2022:

On August 4, 2022, iRobot Corporation (“iRobot” or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Amazon.com, Inc., a Delaware corporation (“Parent” or “Amazon”), and Martin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.

The Company’s Board of Directors (the “Board”), acting upon the recommendation of a transaction committee of the Board, has unanimously approved the Merger Agreement and, subject to certain exceptions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders adopt the Merger Agreement.

As a result of the Merger, each share of common stock of the Company, par value $0.01 per share (“Common Stock”), outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (subject to certain exceptions, including shares of Common Stock owned by the Company, Merger Sub, Parent or any of their respective direct or indirect wholly owned subsidiaries and shares of Common Stock owned by stockholders of the Company who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”)) will, at the Effective Time, automatically be cancelled and converted into the right to receive $61.00 in cash (the “Merger Consideration”), without interest and subject to applicable withholding taxes.

(d)         No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares that are beneficially owned by the Reporting Persons.

Item 6.             contracts, arrangements, understandings or relationships with respect to the securities of the issuer

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

A client of Magnetar Financial has entered into a total return swap agreement giving it economic exposure to the Company.

Magnetar Asset Management LLC (“Magnetar Asset Management”) is an SEC registered investment adviser and an affiliate of Magnetar Financial. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Asset Management. Certain clients of Magnetar Asset Management have entered into total return swap agreements giving them economic exposure to the Company.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company among or between the Reporting Persons or any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 9, 2022 among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2022

magnetar financial llc

By: Magnetar Capital Partners LP, its Sole Member

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

magnetar capital partners LP

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

supernova management llc

By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

/s/ Alec N. Litowitz
Alec N. Litowitz

SCHEDULE A

Funds

Date	Number of Shares Bought	Price Per Share($) (1)(2)
8/5/2022	74,574	59.4646	(3)
8/8/2022	541,805	59.3658	(4)
8/9/2022	18,486	59.4798	(5)
8/10/2022	19,238	59.4730	(6)
8/18/2022	2,620	59.4774	(7)
8/19/2022	95,605	59.4032	(8)
8/22/2022	77,328	59.3410	(9)
8/23/2022	78,312	59.2661	(10)
8/24/2022	80,562	59.2174	(11)
8/25/2022	62,424	59.1725	(12)
8/26/2022	140,455	58.8375	(13)
8/29/2022	56,066	58.8026	(14)
8/30/2022	54,795	58.9771	(15)
8/31/2022	31,050	58.9499	(16)
9/1/2022	69,864	58.8990	(17)
9/8/2022	34,640	58.8594	(18)

(1) Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(3) Reflects a weighted average purchase price of $59.4646 per share, at prices ranging from $59.45 to $59.47 per share.

(4) Reflects a weighted average purchase price of $59.3658 per share, at prices ranging from $59.265 to $59.48 per share.

(5) Reflects a weighted average purchase price of $59.4798 per share, at prices ranging from $59.44 to $59.49 per share.

(6) Reflects a weighted average purchase price of $59.4730 per share, at prices ranging from $59.43 to $59.49 per share.

(7) Reflects a weighted average purchase price of $59.4774 per share, at prices ranging from $59.45 to $59.49 per share.

(8) Reflects a weighted average purchase price of $59.4032 per share, at prices ranging from $59.31 to $59.49 per share.

(9) Reflects a weighted average purchase price of $59.3410 per share, at prices ranging from $59.25 to $59.47 per share.

(10) Reflects a weighted average purchase price of $59.2661 per share, at prices ranging from $59.1 to $59.44 per share.

(11) Reflects a weighted average purchase price of $59.2174 per share, at prices ranging from $59.09 to $59.39 per share.

(12) Reflects a weighted average purchase price of $59.1725 per share, at prices ranging from $59.05 to $59.33 per share.

(13) Reflects a weighted average purchase price of $59.8375 per share, at prices ranging from $58.67 to $59.22 per share

(14) Reflects a weighted average purchase price of $59.8026 per share, at prices ranging from $58.6 to $58.96 per share.

(15) Reflects a weighted average purchase price of $58.9771 per share, at prices ranging from $58.81 to $59.09 per share.

(16) Reflects a weighted average purchase price of $58.9499 per share, at prices ranging from $58.77 to $59.06 per share.

(17) Reflects a weighted average purchase price of $58.8990 per share, at prices ranging from $58.73 to $59.00 per share.

(18) Reflects a weighted average purchase price of $58. 8594 per share, at prices ranging from $58.66 to $58.96 per share.

SCHEDULE A

Funds

Date	Number of Shares Sold	Price Per Share($) (1)(2)
8/11/2022	681	59.8149	(19)
8/12/2022	100	59.8500	(20)

(1)Excludes commissions and other execution-related costs.

(2) Upon request by the staff of the Securities and Exchange Commission, full information regarding the number of shares bought or sold (as the case may be) at each separate price will be provided.

(19) Reflects a weighted average purchase price of $59.8149 per share, at prices ranging from $59.73 to $59.96 per share.

(20) Reflects a weighted average purchase price of $59.8500 per share, at prices ranging from $59.85 to $59.85 per share.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of September 9, 2022, among the Reporting Persons.